UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 22, 2022	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

Voting recommendations and motion proposals for the Ordinary Shareholders’
Meeting to be held on April 27, 2022

The following are the recommendations made by the Board of Directors of Loma Negra C.I.A.S.A. (the “Company”) or the motion proposals on the items of the agenda that will be considered at the Ordinary Shareholders’ Meeting of the Company to be held on April 27, 2022 (“AGM”).

1.	Appointment of the persons in charge of subscribing the minute.

The Board recommends to the AGM to appoint the representatives of the major shareholder Intercement Trading e Inversiones Argentina S.L. and Citibank, N.A. – Argentina Branch, who represents the holders of the American Depositary Receipts (ADR) of the Company.

2.	Consideration of the documents to which paragraph 1°) of Section 234 of the Argentine Corporations Act refers to, that correspond to the regular financial year No. 97 ended on December 31st, 2021.

The Board recommends voting for the approval of all the documents, pursuant to section 234, subsection 1 of Law No. 19,550, related to the fiscal year No. 97 ended December 31, 2022.

3.
Consideration of the positive unallocated earnings of the year ended on December 31st, 2021 of the amount of ARS 6,585,821 thousands. Consideration of the proposal of the Board of Directors to allocate said sum to the "Optional Reserve for Future Dividends". Delegation of the power to completely or partially use such reserve one or more times to the Board of Directors, depending on the evolution of the business and until the next shareholders' meeting at which the financial statements as of December 31st, 2022 are considered.

In accordance with the provisions of the Annual Report, considering that the limit of 20% of the stock capital has been reached in accordance with the provisions of Section 70 of the Companies Act No. 19,550 regarding the legal reserve, the Board proposes to the AGM to allocate all the unallocated profits for the year ended on December 31, 2021 to the "Optional Reserve for Future Dividends", delegating to the Board of Directors the power to completely or partially until the next shareholders' meeting at which the financial statements as of December 31st, 2022 are considered, use such reserve one or more times depending on the evolution of the business and until the next shareholders' meeting at which the financial statements as of December 31st, 2022 are considered.

4.	Consideration of the performance of the members of the Board of Directors for the year ended December 31st, 2021.

The Board abstains from issuing an opinion on the matter and expects the shareholders to approve its performance.

5.	Consideration of the performance of the members of the Supervisory Committee for the year ended on December 31st, 2021.

The Board abstains from issuing an opinion on the matter and expects the shareholders to approve the performance of the Supervisory Committee.

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

6.	Consideration of the remuneration of the Board of Directors that corresponds to the year that ended on December 31st, 2021 of ARS 203,879,023.81 (total amount of remunerations).

The Board abstains from issuing an opinion on the matter and expects the shareholders to approve the remuneration of the Board of Directors that corresponds to the year that ended on December 31st, 2021.

7.	Consideration of the remuneration of the members of the Supervisory Committee for the year ended on December 31st, 2021.

The Board abstains from issuing an opinion on the matter and expects the shareholders to approve the remuneration of the Supervisory Committee that corresponds to the year that ended on December 31st, 2021 of ARS 4,524,384.

8.
Setting of the number of directors and appointment of the full and alternate members for year 2022. Approval of a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board during the year in course.

The Board of Directors do not make recommendations regarding the setting of the number and appointment of directors for year 2022 and refers to the proposal that the controlling shareholder may make.

The Board proposes to approve a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board of Directors during the year in course.

9.	Appointment of the full and alternate members of the Supervisory Committee for year 2022.

The Board of Directors do not make recommendations in this regard and refers to the proposal that the controlling shareholder may make.

10.	Appointment of External Auditors and of the main partner and alternate partner of the respective accounting firm for the year of 2022.

In accordance with the proposal made by the Board of Directors at the meeting held on March 7, 2022, the Board proposes to appoint Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global) and in particular Adrián Gabriel Villar as Main Partner and José Alberto Coya Testón as Alternate Partner, since said firm meets the independence and aptitude requirements.

11.	Approval of the fees of the External Auditors for the year ended on December 31st, 2021.

The Board proposes to approve the fees of Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global) for the year ended on December 31st, 2021 of ARS 118,919,651 (without VAT).

12.	Consideration of the fees of the External Auditors for the year 2022.

The Board proposes to postpone the consideration of the fees of the External Auditors for the year 2022 until the next shareholders' meeting at which the financial statements as of December 31st, 2022 are considered.

13.	Approval of the budget of the Audit Committee for 2022.

In accordance with the provisions of article sixteen of the Bylaws, the budget of the Audit Committee must have sufficient funds for the payment of compensations of (i) any accounting firm for the purpose of preparing or issuing an audit report or develop some other type of audit, review or attestation service; and (ii) any legal advisor whose hiring the Audit Committee may deem appropriate or necessary to fulfill its duties. In this sense, the Board proposes to set the budget of the Audit Committee for fiscal year 2022 in the amount of ARS 127,540,500 (without VAT).

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

14.	Granting of the relevant authorizations for the carrying out of paperwork and to make the necessary filings.

The Board proposes to authorize Messrs. Lucrecia Loureiro, Luciano Babuin, Sofia Greppi, Valentina Consuelo Alvarez so that any of them may, indistinctly, perform all procedures deemed necessary to file and register the resolutions passed through the AGM with the corresponding Registry of Commerce, National Securities Commission (including the “Financial Information Highway”), Buenos Aires Stock Exchange (BYMA), Securities and Exchange Commission (SEC), New York Stock Exchange (NYSE) and any other authority that may correspond, with the power to sign documents, grant deeds, get notice of and answer requests and make publications.

Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.